News Release

California Public Employees’ Retirement System • 400 Q Street • Sacramento, California 95814
For Immediate Release

Contact: Brad Pacheco/Pat Macht Office of Public Affairs (916) 795-3991	March 2, 2007

CalPERS APPLAUDS SUPPORT BY GLASS LEWIS AND ISS
ON HP PROXY ACCESS PROPOSAL

SACRAMENTO, CA - The California Public Employees’ Retirement System (CalPERS) today applauded the support of two major proxy advisor services that recommended a vote in favor of a proxy access proposal at Hewlett Packard, and said it will continue its campaign to urge all HP shareowners to vote for the proposal.
This week San Francisco, California-based Glass Lewis and Institutional Shareholders Services (ISS) of Rockville, Maryland, released reports that endorsed shareowner Proposal 3 on HP’s March 14 annual meeting ballot that if passed would give HP shareowners the ability to nominate directors to the company’s board in a way that is cost effective and efficient, using company proxy materials.
“This is a huge vote of support for shareowners who want to exercise democracy and nominate directors,” said Russell Read, Chief Investment Officer of CalPERS. “This reform is needed so investors have a meaningful way to hold accountable dysfunctional, entrenched boards that harm a company’s ability to generate long-term value.”
In its report to shareowner clients, Glass Lewis outlined a number of reasons behind its support for the proxy access proposal, including:
•	Shareholder access to the ballot would provide greater board accountability by encouraging the incumbent HP board members to be more responsive to shareholder concerns;
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The ability to submit nominees to a company’s nominating committee is insufficient, since the board retains the ultimate decision regarding whether to put the shareholder nominee to the board on the ballot;

CalPERS • Office of Public Affairs • Phone: (916) 795-3991• FAX: (916) 795-3507

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The proposal “provides adequate protections against abuse” by setting forth a minimum ownership threshold of 3 percent, a minimum holding period of two years, and a maximum permissible slate of two directors; and

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Allowing shareholders a limited right to nominate directors is particularly appropriate at Hewlett-Packard given the dysfunctional board, as manifested in the board leaks, the related investigation and its fallout.

In response to HP’s arguments against the proposal, Glass Lewis said that, “…the Company is attempting to obfuscate the issue with illusory concerns,” and that it does not believe the procedure will lead to divisive, costly proxy contests.
The report released today by ISS said the proposal “will improve the performance of boards and, as a result, boost the confidence of investors in corporations.”
ISS went on to say that the reform is needed “to right a steeply tilted playing field on which management and board incumbents dominate the election process.”
Last week, CalPERS and the California State Teachers’ Retirement System sent letters to top HP shareowners urging them to vote for Proposal 3, and this week placed a full-page advertisement in the Wall Street Journal calling a vote for Proposal 3 a landmark vote for good corporate governance.
Proposal 3 was submitted by the AFSCME Employee Pension Plan, the New York State Common Retirement Fund, the Connecticut Retirement Plans and Trust Funds, and the North Carolina Equity Investment Fund Pooled Trust.
CalPERS has 16.5 million HP shares. The System is the nation’s largest public pension fund with assets totaling more than $230 billion, providing retirement and health benefits to approximately 1.5 million State and local public employees and their families.
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